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PROCESSED
MAR 07 2008
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Condor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio Fernandez (212) 245-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio Fernandez , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condor Securities, Inc., as of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

STEPHANIE PAOLA GUITY
Notary Public - State of New York
NO. 01GU6110028
Qualified in Kings County
My Commission Expires 5-24-2008

Signature

President

Title

2/4/2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Condor Securities, Inc.

Statement of Financial Condition

December 31, 2007

Condor Securities, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Stockholder
Condor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Condor Securities, Inc. ("Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in the summary of business and significant accounting policies, substantially all of the Company's business is from one customer.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Condor Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 21, 2008

Condor Securities, Inc.

Statement of Financial Condition

December 31, 2007	
Assets	
Cash and cash equivalents	**$445,443**
Deposit with clearing broker (Note 1)	**100,000**
Certificate of deposit pledged as collateral (Note 3)	**132,791**
Officer loan receivable (Note 2)	**100,000**
Prepaid expenses and other	**7,013**
Leasehold improvements (net of accumulated amortization of $75,992)	**25,331**
	$810,578
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	**$ 54,055**
Due to clearing broker (Note 1)	**4,507**
Deferred rent (Note 3)	**12,563**
Total liabilities	**71,125**
Commitments (Notes 3 and 4)	
Stockholder's equity (Note 4)	**739,453**
	$810,578

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business and Organization

Condor Securities, Inc. ("Company") is a Delaware corporation. The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company's primary business is to consult with an offshore entity in which the Company provides certain investment advisory, accounting and other services and to engage in principal trading in foreign debt securities. Substantially all of the Company's revenues are provided by this customer.

The Company has an agreement ("Clearing Agreement") with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party upon 90 days' written notice.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money funds and highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintains its cash and cash equivalent balances at two major financial institutions.

Income Taxes

The Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. There are no significant temporary differences between the Company's pre-tax income and taxable income.

Leasehold Improvements	Leasehold improvements are stated at cost and are amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset.
Use of Estimates	The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.
New Pronouncement	In July 2006, the Financial Accounting Standard Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

1. Deposit with and Due to/from Clearing Broker

The Company has an agreement with a brokerage firm to carry its account as a customer. The broker has custody of the Company's securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

Pursuant to the Clearing Agreement, the Company maintains, as collateral against losses due to nonperformance by its customers, cash or security deposits of no less than $100,000. These deposits may consist of cash, money market funds or other qualifying securities. At December 31, 2007, the cash deposit held as collateral was $100,000.

2. Officer Loan Receivable

Officer loan receivable consists of a $100,000 promissory note from the sole stockholder of the Company. The initial loan matured on December 17, 2007 with an interest rate of 4% per annum. The loan was then rolled over with a new interest rate of 3% per annum and a new maturity of December 18, 2009. For the year ended December 31, 2007, interest income related to this note was approximately $4,000.

3. Commitments

The Company leases office space under a noncancellable lease agreement expiring March 31, 2009. Minimum fixed rental payments, excluding other rent related expenses, are approximately:

Year ending December 31,	
2008	$255,000
2009	64,000

The Company has a letter of credit for the benefit of its lessor equal to $132,791 to satisfy its lease deposit requirement which expires on March 31, 2009. The line of credit is secured by a certificate of deposit that is pledged as collateral by the Company.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (SEC Rule 15c3-1) which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had regulatory net capital of $458,654 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .16 to 1.

5. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers as an agent and on a principal basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash equivalents and certificates of deposit with financial institutions.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder
Condor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Condor Securities, Inc. ("Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 21, 2008

END